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SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

_______________

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Date:       11th February 2003

NATIONAL GRID TRANSCO plc

(Registrant’s Name)

1-3 Strand
London
WC2N 5EH
(Registrant’s Address)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F            [X]                                    Form 40-F            [      ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3- 2(b) under the Securities Exchange Act of 1934.

Yes           [      ]                                       No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

NATIONAL GRID TRANSCO plc
s/David C. Forward
By:_________________________
Name: David C Forward
Title: Assistant Secretary

Date: 11th February 2003

ANNEX 1 - SUMMARY

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of

The Securities Exchange Act of 1934

Announcement to the London Stock Exchange for 11th February 2003

National Grid Transco plc
1-3 Strand
London
WC2N 5EH
United Kingdom

Announcement:

National Grid Transco plc - Repurchase of Shares

11 February 2003

National Grid Transco - Repurchase of shares

National Grid Transco plc announces that on 10 February it purchased for cancellation 3,500,000 of its ordinary shares at a price of 398.35 pence per ordinary share.

Enquiries:

Investor Relations

Marcy Reed                                    + 44 (0) 20 7004 3170         + 44 (0) 77 6849 0807 (m)

Terry McCormick                           + 44 (0) 20 7004 3171         + 44 (0) 77 6804 5139 (m)

Louise Clamp                                + 44 (0) 20 7004 3172         + 44 (0) 77 6855 5641 (m)

Media Relations

Jim Willison                                    + 44 (0) 20 7004 3149

Gillian Home                                  + 44 (0) 20 7004 3150

Clive Hawkins                                + 44 (0) 20 7004 3147